THE RBB FUND TRUST 40-APP

Exhibit 99(B)(2)

EXHIBIT B-2

MILLBURN RIDGEFIELD LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states Steven M. Felsenthal has duly executed the attached Application for and on behalf of Millburn Ridgefield LLC; that Steven M. Felsenthal is the General Counsel and Chief Compliance Officer of such limited liability company; and that all action by partners, officers, managers and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that Steven M. Felsenthal is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Millburn Ridgefield LLC

By:	/s/ Steven M. Felsenthal
Name:	Steven M. Felsenthal
Title:	General Counsel & Chief Compliance Officer
Dated:	June 11, 2026